UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1999

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to ______________

Commission file number 0-14549

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions).

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.
131 West Front Street
P.O. Box 249
Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

DECEMBER 31, 1999 AND 1998

CONTENTS

	Page
REPORT OF INDEPENDENT AUDITOR ON THE FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE	1 and 2
FINANCIAL STATEMENTS	
Statements of net assets available for benefits	3
Statements of changes in net assets available for benefits	4
Notes to financial statements	5 – 10
SUPPLEMENTAL SCHEDULE	
Schedule of assets held for investment purposes	11

SMITH, DUKES & BUCKALEW, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

ONE MAISON BUILDING
3800 AIRPORT BOULEVARD
MOBILE, ALABAMA 36608

GEORGE R. HARRIS, JR.
GILBERT F. DUKES, JR.
YUELL B. BUSEY
G. TIMOTHY GASTON
J. WILBERT JORDAN, JR.
KERRY L. WEATHERFORD
E. LAMAR REEVES
KEVIN M. RITTELMEYER
APRIL B. BOUDREAUX
MARY M. GILMORE

MAILING ADDRESS
P. O. BOX 160427
MOBILE, ALABAMA
36616
TELEPHONE (251) 343-1200
FAX: (251) 344-0966

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee of
the United Security Bancshares, Inc.
Employee Stock Ownership Plan
(with 401(k) provisions)

We have audited the accompanying statements of net assets available for benefits of United Security Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith Dukes & Buckalew, L.L.P.

Mobile, Alabama
October 1, 2003

FINANCIAL STATEMENTS

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1999 and 1998

ASSETS	1999	1998
CASH AND CASH EQUIVALENTS:		
Certificates of deposit	$ 334,668	$ 326,600
Money market funds	32,659	354,483
Total cash and cash equivalents	367,327	681,083
INVESTMENTS	4,956,378	4,748,585
RECEIVABLES:		
Accrued investment income	979	17,143
Employer contribution	16,494	-0-
Total receivables	17,473	17,143
Total assets	5,341,178	5,446,811
LIABILITIES		
REFUNDABLE EXCESS CONTRIBUTIONS	-0-	(8,424)
NET ASSETS AVAILABLE FOR BENEFITS	$ 5,341,178	$ 5,438,387

The Notes to Financial Statements are an integral part of these statements.

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 1999 and 1998

	1999	1998
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
INVESTMENT INCOME:		
Net appreciation (depreciation) in fair value of investments	($ 960,218)	$ 66,504
Interest and dividends	142,053	188,999
	(818,165)	255,503
CONTRIBUTIONS:		
Participants	566,381	493,773
Participant rollover	92,454	419,450
Employer matching	443,523	359,685
	1,102,358	1,272,908
OTHER INCOME		
Insurance proceeds - cash value	-0-	5,033
Miscellaneous	-0-	24,240
	-0-	29,273
Total additions	284,193	1,557,684
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
BENEFITS PAID TO PARTICIPANTS	378,154	85,096
LIFE INSURANCE POLICY PREMIUMS	3,248	3,177
Total deductions	381,402	88,273
NET INCREASE (DECREASE)	(97,209)	1,469,411
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	5,438,387	3,968,976
End of year	$ 5,341,178	$ 5,438,387

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared on an accrual basis of accounting.

Investments

Company stock

The Plan holds shares of United Security Bancshares, Inc. common stock. The fair value of the stock at December 31, 1999 was determined by a quoted market price. Prior to 1999, the fair value was determined by annual independent appraisals.

Pooled Separate Accounts

In 1999 the Plan's investments in mutual funds were transferred from a bank-administered trust fund to a variable annuity contract with The Nationwide Life Insurance Company. The contract provides participant-directed investments through a number of pooled separate accounts with underlying mutual funds. The value of the contract is determined by the value of the underlying mutual fund shares plus any distributions received from the mutual funds and less any charges assessed by the variable annuity contracts.

Guaranteed Return Insurance Contract

The Plan offers a guaranteed investment contract (GIC) through the Nationwide Life Insurance Company (Nationwide). This investment option offers participants a contract that guarantees a return of principal plus a stated rate of interest. The contract is included in the financial statements at contract value as reported to the Plan by Nationwide.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Benefits payments

Benefits are recorded when paid.

Description of Plan

The following description of the United Security Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all regular employees of United Security Bancshares, Inc. and its subsidiary companies (the Company). Effective January 1, 1991, the Plan is a stock bonus plan containing Section 401(k) features under Section 401(a) of the Internal Revenue Code. The Plan is also designed to be an employee stock ownership plan under Section 4975(e)(7) of the Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Each employee will become eligible for participation in the Plan on the first day of the month following his initial date of service. A participant is generally entitled to share in allocations of employer contributions only for a Plan year in which he is credited with at least 1,000 hours of service. A Participant shall also share in the allocations of employer contributions for the Plan year of his retirement, death or permanent disability regardless of hours of service.

Participant accounts

Each participant's account is credited with the participant's contributions, employer contributions, and earnings on the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Each participant has investment authority over all funds in his account, and is able to diversify his account among different funds with varying levels of risk.

Benefits

The normal retirement age is 65 and benefits can be paid as either a lump sum or in the form of an annuity. The Plan also provides for early retirement, hardship, disability and death benefits.

Vesting

Participants are fully vested at all times in their contributions, as well as employer contributions made on their behalf.

Description of Plan (continued)

Forfeitures

Participants who are not credited with at least 1,000 hours of service during a Plan year will forfeit any employer contributions received for that Plan year. The forfeitures are used to reduce future employer contributions to the Plan. Total forfeitures amounted to $55,864 and $8,424 during 1999 and 1998, respectively.

Funding

The Plan provides for the following five methods of funding each participant's account:

1. **Elective contributions**

   Eligible employees may elect to make salary deferrals to the Plan between 1% to 15% of compensation, not to exceed the maximum allowed by law.

2. **Employer matching contributions**

   The employer matching contributions are discretionary and are based on employee deferrals up to 6% of compensation. The matching percentage is determined by the Board of Directors each Plan year. For the years December 31, 1999 and 1998, the employer matching percentage was 100%.

3. **Discretionary contributions**

   The Company may make a discretionary contribution in any Plan year. The contribution is based on a uniform percentage of each participant's compensation. The Company made no discretionary contributions in 1999 or 1998.

4. **Special discretionary contributions**

   A special discretionary amount in addition to any discretionary contributions may be made by the Company. The Company made no special discretionary contributions in 1999 or 1998.

5. **Rollover contributions**

   Employees may transfer amounts to the Plan which were distributed from another tax-qualified retirement plan.

Administrative Expenses

Significant administrative expenses of the Plan are absorbed by the employer.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

Income Tax Status

The Plan obtained its latest determination letter on September 21, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Plan Termination Priorities

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, the accounts of all participants affected by the termination will continue to be 100% vested.

Investments

The following table presents the fair values of investments, those that represent five percent or more of the Plan's net assets are separately identified.

	FAIR VALUE OF INVESTMENTS			
	December 31, 1999		December 31, 1998	
	Number of Shares or Principal Amount	Fair Value	Number of Shares or Principal Amount	Fair Value
Investments at Contract Value:				
Pooled separate accounts:				
Janus Fund		$ 304,172		
Janus Twenty Fund		497,427		
Others		1,059,341		
Guaranteed investment contract		141,638		
Investments at Fair Value as Determined by Quoted Market Price:				
Mutual Funds:				
AmSouth Equity Fund				$ 351,443
Others				721,245
U.S. Government and Agencies				19,110
Common Stock, United Security Bancshares, Inc.	109,400	2,953,800		
Investments at Fair Value as Determined by Independent Appraisal:				
Common Stock, United Security Bancshares, Inc.			97,514	3,656,787
		$ 4,956,378		$ 4,748,585

Investments (continued)

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) by ($960,218) and $66,504 in 1999 and 1998, respectively, as follows:

	NET CHANGE IN FAIR VALUE Year Ended December 31, 1999	1998
Investments at Contract Value:		
Pooled Separate Accounts and Guaranteed Investment Contract	$ 85,225	$ -0-
Investments at Fair Value as Determined by Quoted Market Price:		
Common stock, United Securities Bancshares, Inc.	(1,045,443)	-0-
U.S. Government and Agencies	-0-	(1,380)
Mutual Funds	-0-	7,552
Investments at Fair Value as Determined by Independent Appraisal:		
Common stock, United Security Bancshares, Inc.	-0-	60,332
Net Change in Fair Value	($ 960,218)	$ 66,504

Related Party Transactions

During 1999 and 1998, the Plan purchased 16,381 and 32,325 shares of Company stock at a cost of $594,770 and $1,183,727, respectively.

Concentrations of Credit Risk Arising from Deposits In Excess of Insured Limits

The Plan maintains three certificates of deposit at three different local banks.

The credit risk due to amounts in excess of Federal Deposit Insurance Corporation insured limits as of December 31, 1999 totalled approximately $34,668.

SUPPLEMENTAL SCHEDULE

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800
Schedule H
Part IV
Item 4(i)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1999

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of Investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Nationwide Life Insurance	Guaranteed investment contract	*	$ 141,638
	Nationwide Life Insurance	American Century Inc&Gr Adv Class	*	185,553
	Nationwide Life Insurance	Dreyfus Appreciation Fund	*	130,754
	Nationwide Life Insurance	Janus Fund	*	304,172
	Nationwide Life Insurance	Janus Twenty Fund	*	497,427
	Nationwide Life Insurance	Janus Worldwide	*	103,559
	Nationwide Life Insurance	Nationwide Fund	*	114,637
	Nationwide Life Insurance	Neuberger & Berman Guardian Trust	*	18,149
	Nationwide Life Insurance	Nationwide Money Market	*	130,226
	Nationwide Life Insurance	NW Intermediate S&P 500 Index	*	85,066
	Nationwide Life Insurance	American Century Ultra	*	173,640
	Nationwide Life Insurance	American Century Growth	*	87,936
	Nationwide Life Insurance	Warburg Pincus	*	29,821
#	United Security Bancshares, Inc.	Common Stock	*	2,953,800
	Regions Bank	Money Market Funds	*	32,659
	First Community Bank	Certificate of Deposit 10/26/04 4.91%	*	100,000
	West Alabama Bank & Trust	Certificate of Deposit 06/05/00 7.00%	*	100,000
	Bank of Pine Hill	Certificate of Deposit 06/07/00 6.75%	*	134,668

* Participant-directed accounts, therefore, cost information is not required.

# Denotes party-in-interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 20, 2003.

Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions):

By: /s/ Larry M. Sellers
Larry M. Sellers
Vice President, Secretary and Treasurer of United Security Bancshares, Inc.

Exhibit Index

Exhibit 23	Consent of Independent Accountants

Exhibit 23

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the registration statement of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) on Form S-8 (No. 333-27285) of our report dated October 1, 2003, relating to the financial statements of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions), which appears in this Form 11-K.

Smith Dukes & Buckalew, L.L.P.

SMITH, DUKES & BUCKALEW, LLP

Mobile, Alabama
October 1, 2003

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